Exhibit 99.1

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2, dated as of April 17, 2018 (“Amendment No. 2”), to the Agreement and Plan of Merger, dated as of February 27, 2018 (as amended, the “Agreement”), by and among Genoptix, Inc., a Delaware corporation (“Parent”), Stone Marger Sub, Ltd., a company incorporated under the Laws of the State of Israel (“Merger Sub”), and Rosetta Genomics Ltd., a company incorporated under the Laws of the State of Israel (the “Company”), is entered into by and among Parent, the Company, and Merger Sub. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the meanings set forth in the Agreement.

RECITALS

WHEREAS, Parent, the Company and Merger Sub entered into Amendment No. 1 to the Agreement, dated as of March 11, 2018 (“Amendment No. 1”);

WHEREAS, the Amendment No. 1 provides that the Company Shareholders Meeting will be held on April 17, 2018;

WHEREAS, the Company has requested the ability to adjourn the Company Shareholders Meeting for the sole purpose of soliciting additional votes to obtain the Company Shareholder Approval;

WHEREAS, pursuant to Section 7.1 of the Agreement, the Agreement may be amended or supplemented only by a signed written agreement of the Company, Parent and Merger Sub; and

WHEREAS, the Company, Parent and Merger Sub desire to enter into this Amendment No. 2 to allow the Company to adjourn the Company Shareholders Meeting as requested by the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and subject to the terms and conditions hereof, the parties hereto, intending legally to be bound, agree as follows:

AGREEMENT

1.                     Notwithstanding anything to the contrary in the Agreement, Parent hereby agrees that the Company may adjourn the Company Shareholders Meeting from April 17, 2018, to April 26, 2018, for the sole purpose of soliciting additional votes to adopt the Agreement pursuant to Section 4.3 of the Agreement.

2.                     The eighth WHEREAS clause in the RECITALS section of the Agreement is hereby amended and restated to read in its entirety as follows:

“WHEREAS, as a condition to and inducement of the Company’s willingness to enter into the Previous Merger Agreement, Parent and the Company entered into the Credit and Security Agreement, dated December 14, 2017, by and among the Company, Rosetta Genomics Inc., a company incorporated under the Laws of the State of Delaware (“Rosetta Inc.”), Minuet Diagnostics, Inc., a Delaware corporation (“Minuet”), Cynogen Inc., a Delaware corporation (“Cynogen”), and Parent (together with the exhibits and schedules thereto and as amended by the Amendment Number One to Loan and Security Agreement, dated February 27, 2018, by and among the Company, Rosetta Inc., Minuet, Cynogen and Parent, the Amendment Number Two to Loan and Security Agreement, dated March 11, 2018, by and among the Company, Rosetta Inc. and Parent, and the Amendment Number Three to Loan and Security Agreement, dated April 17, 2018, by and among the Company, Rosetta Inc. and Parent, the “Loan Agreement”), pursuant to which Parent committed, subject to certain exceptions set forth therein, to provide Rosetta Inc. with a bridge loan of up to $600,000 monthly, bearing simple interest at a rate of 10% per annum, which will be secured by a first priority lien on the Company’s assets, including, without limitation, cash, receivables, certain Intellectual Property Rights and the capital stock of each Company Subsidiary;”

3.                     The tenth WHEREAS clause in the RECITALS section of the Agreement is hereby amended and restated to read in its entirety as follows:

“WHEREAS, concurrently with the execution of this Agreement and as a condition to and inducement of Parent’s willingness to enter into this Agreement, the Company, Parent and certain holders of Convertible Debentures and Company Warrants have entered into a convertible debenture and warrant termination agreement, in the form attached hereto as Exhibit C (as amended, the “Convertible Debenture and Warrant Termination Agreement”), dated as of the Agreement Date, which agreement is contingent upon the closing of the Merger and shall become automatically effective immediately after the Effective Time.”

4.                     Section 6.1(b) of the Agreement is hereby amended and restated to read in its entirety as follows:

“(b) by either Parent or the Company, upon written notice to the other party, if the Effective Time shall not have occurred on or prior to the close of banking business, New York time, on June 6, 2018, (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the failure of the Effective Time to occur by the Outside Date was proximately caused by a failure of such party to perform in any material respects its covenants or obligations under this Agreement.”

5.                     Section 7.4 of the Agreement is hereby amended and restated to read in its entirety as follows:

“Entire Agreement; No Third Party Beneficiary. This Agreement, including the exhibits, annexes and amendments hereto, the Disclosure Schedule, the documents and instruments relating to the Merger referred to in this Agreement, as any such documents and instruments may be amended, the Loan Agreement, as amended, the Confidentiality Agreement, the PDx Acquisition Agreement and the Expense Reimbursement Waiver Agreement, dated February 27, 2018, as amended, by and between Parent and the Company, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement. This Agreement is not intended, and shall not be deemed, to create any agreement of employment with any person, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto except as set forth in Section 4.7.”

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6.                     Operations. Notwithstanding anything to the contrary in the Agreement, the parties agree that after receipt of the Company Stockholder Vote, the Company will not take, or attempt to take, any business or operational decisions, without the consent of Parent.

7.                     Governing Law. THIS AMENDMENT NO. 2 SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

8.                     Counterparts. This Amendment No. 2 may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Amendment No. 2 may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, each of which shall be deemed an original.

9.                     Entire Agreement. This Amendment No. 2 and the Agreement, including the exhibits and annexes to the Agreement, the Disclosure Schedule, the documents and instruments relating to the Merger referred to in the Agreement, the Loan Agreement, the Confidentiality Agreement, the PDx Acquisition Agreement, the Exclusive Marketing and Distribution Agreement and the Expense Reimbursement Waiver Agreement, dated February 27, 2018, as amended, by and between Parent and the Company, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto and thereto with respect to the subject matter of this Amendment No. 2 and the Agreement. This Amendment No. 2 and the Agreement are not intended, and shall not be deemed, to create any agreement of employment with any person, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto except as set forth in Section 4.7 of the Agreement. Except as expressly set forth in this Amendment No. 2, the Agreement remains unchanged and, as modified hereby, the Agreement shall remain in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 2 as of the day and year first above written.

GENOPTIX, INC. By: /s/ Mark E. Spring Name: Mark E. Spring Title: Chief Financial Officer, Secretary and Treasurer
Stone MArger Sub Ltd. By: /s/ Mark E. Spring Name: Mark E. Spring Title: Director
ROSETTA GENOMICS LTD. By: /s/ Ron Kalfus Name: Ron Kalfus Title: Chief Financial Officer

[Signature page to Amendment No. 2 to MERGER Agreement]